

October 19, 2011

Via E-mail
Mr. Liang Wei Wang
President
Advento, Inc.
8 Jiang gang Qu, Ste 402
Hangzhou, China 310000

      Re: Advento, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed October 7, 2011
              File No. 333-174607

Dear Mr. Wang:

We have reviewed your registration statement and have the following comments.

Risk Factors, page 6

Risks Associated to Our Business, page 6

Even though we are required to purchase our products in United States Dollars . . . , page 8

1. Supplementally, please explain how you will be impacted by changes in foreign exchange rates, and revise this risk factor as necessary. For instance, if purchases from your supplier will be based on fixed contractual prices, explain how you would be impacted by foreign exchange rates.

We have yet to earn revenue . . . , page 7

2. Please explain the sentence, "If we are successful in raising the funds from this offering, we plan to commence activities to raise the funds required for the development program."

Because we are small and do not have much capital . . . , page 9

3. We note your response to comment eight of our letter dated September 29, 2011. Specifically, we note your disclosure that if you "cannot operate profitably, [you] will have to suspend or cease operations." Please disclose whether you intend to suspend or cease operations if you cannot operate profitably immediately. In this regard, it is unclear how long you intend to attempt to implement your business plan before suspending or ceasing operations. In your disclosure, please ensure you discuss whether you plan to

seek alternative sources of financing to help facilitate your business plan if you cannot operate profitably immediately.

Management's Discussion and Analysis or Plan of Operation, page 15

Results of Operations, page 17

From inception on August 4, 2010 to July 31, 2011, page 17

4. We note your response to comment 14 of our letter dated September 29, 2011, and we reissue the comment in part. Please disclose how you funded the purchase of bath cabinet models, and disclose the cost of these models. In this regard, we note your disclosure that Mr. Wang advanced you $7,348 to incorporate the company and to pay legal and auditor fees. However, based on your disclosures and your balance sheet, it is unclear how you funded the purchase of the bath cabinet models you reference on page 17.

Description of Business, page 19

Contract with "Galeon" Co. Ltd., page 22

5. Please clarify whether Galeon is obligated to purchase $150,000 worth of goods from you. What are the "Specifications" mentioned here and in Exhibit 10.2?

6. We note your response to comment 26 of our letter dated September 29, 2011. Specifically, we note your added disclosure that Galeon may terminate its agreement with you by giving you 30 days written notice. Please disclose the date by which you will measure the 30 days written notice. In this regard, we note you do not disclose the timing of the contract with Galeon, and it is unclear when you are to receive the prepayment from Galeon and when you are required to deliver the product to Galeon. Please provide these disclosures as well.

Plan of Distribution, page 25

7. Tell us supplementally whether your president will utilize any materials other than this prospectus in selling securities to friends and business contacts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        David M. Loev
        The Loev Law Firm, PC